SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

In the month of September, 2015, the percentage of shares of the Baywood SKBA ValuePlus Fund’s (the “Fund’) outstanding Shares registered to Charles Schwab & Co., Inc. fell to 7.4% of the Fund’s total outstanding shares and thus no longer controlled the Fund as of that date.